UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Fab Industries, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.20 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    302747100
                                    ---------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 27, 2003
                                -----------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 14 pages
                         Exhibit Index appears on page 8

                                  SCHEDULE 13D

CUSIP No. 302747100
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                       13-4088890
 -----------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |x|
                                                           (b)  |_|
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         109,775
SHARES                    ----------------------------------------------------
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                      ----------------------------------------------------
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            109,775
WITH                      ----------------------------------------------------
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    109,775
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 302747100
-------------------

1)  NAME OF REPORTING PERSON

    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jewelcor Management, Inc.                                       23-2331228
 -----------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |x|
                                                            (b)  |_|
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |_|
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         40,525
SHARES                     ---------------------------------------------------
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                       ---------------------------------------------------
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            40,525
WITH                       ---------------------------------------------------
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,525
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1.0%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 302747100
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    RCG Ambrose Master Fund, Ltd.                                   98-0212993
 -----------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |x|
                                                              (b)  |_|
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS WC

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |_|
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        40,525
SHARES                     ---------------------------------------------------
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH                       ---------------------------------------------------
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           40,525
WITH                       ---------------------------------------------------
                             10) SHARED DISPOSITIVE POWER
                                 none
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,525
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1.0%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 302747100
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Securities, LLC                                          58-2253019
 -----------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |x|
                                                               (b)  |_|
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS WC

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |_|
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        109,325
SHARES                     ---------------------------------------------------
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH                       ---------------------------------------------------
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           109,325
WITH                       ---------------------------------------------------
                             10) SHARED DISPOSITIVE POWER
                                 none
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    109,325
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
------------------------------------------------------------------------------

Item 1.     Security and Issuer.

       This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.20 par value (the "Common Stock"), of Fab Industries, Inc., a Delaware corporation ("Fab Industries"). The principal executive offices of Fab Industries, Inc. are located at 200 Madison Avenue, New York, New York 10016.

Item 2.     Identity and Background.

        (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., and Jewelcor Management, Inc. (collectively, the "Reporting Entities").

       Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

       The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

       Jewelcor Management, Inc. is a Nevada corporation primarily involved in investment and management services. The address of the principal business and principal offices of Jewelcor Management, Inc. is 100 North Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor Management, Inc. and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D.

       RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal officers of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

       Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

       The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

       The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

        (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

       All purchases of Common Stock by the Reporting Entities were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,301,639.75 by Barington Companies Equity Partners, L.P.; $355,755.75 by Jewelcor Management, Inc.; $355,755.75 by RCG Ambrose Master Fund, Ltd.; and $1,324,595.75 by Ramius Securities, LLC.

Item 4.     Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in Fab Industries.

      Each of the Reporting Entities may acquire additional shares or other securities of Fab Industries or sell or otherwise dispose of any or all of the shares or other securities of Fab Industries beneficially owned by it. The Reporting Entities may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

        (a) As of the date hereof, the Reporting Entities own an aggregate of 300,150 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock based upon the 5,238,015 shares of Common Stock reported by Fab Industries to be issued and outstanding as of February 11, 2003 in its Annual Report on Form 10-K for the year ended November 30, 2002.

       As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 109,775 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

       As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 40,525 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

       As of the date hereof, RCG Ambrose Master Trust, Ltd. beneficially owns an aggregate of 40,525 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

       As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 109,325 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

        (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

        (c) Except as set forth above or in the attached Schedule III, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Not Applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit No. Description
----------  -------------

1. Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated March 7, 2003.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  March 7, 2003

                             BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                             By Barington Companies Investors, LLC, its general partner


                             By /s/ Ronald Gross
                                ----------------------------
                                Name:  Ronald Gross
                                Title: Executive Vice President


                             JEWELCOR MANAGEMENT, INC.



                             By /s/ Richard Huffsmith
                                ----------------------------
                                Name:  Richard Huffsmith
                                Title: Vice President and General Counsel


                             RCG AMBROSE MASTER FUND, LTD.



                             By /s/ Morgan B. Stark
                                ----------------------------
                                Name:  Morgan B. Stark
                                Title: Investment Manager


                             RAMIUS SECURITIES, LLC
                             By Ramius Capital Group, LLC, its managing member



                             By /s/ Morgan B. Stark
                                ---------------------------
                                Name:  Morgan B. Stark
                                Title: Managing Member


                                   SCHEDULE I

             Directors and Officers of Jewelcor Management, Inc.

Name and Position              Principal Occupation         Principal Business Address
-----------------              --------------------         --------------------------

Seymour Holtzman,              Chairman and Chief           100 North Wilkes Barre Blvd.
Chairman                       Executive Officer,           Wilkes Barre, Pennsylvania 18702
                               Jewelcor Management, Inc.

Richard Huffsmith, Vice        Vice President/General       100 North Wilkes Barre Blvd.
President/General Counsel      Counsel                      Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate      Corporate Secretary          100 North Wilkes Barre Blvd.
Secretary and Director                                      Wilkes Barre, Pennsylvania 18702

Joseph Litchman, Vice          Vice President/Treasurer     100 North Wilkes Barre Blvd.
President/Treasurer and                                     Wilkes Barre, Pennsylvania 18702
Director


                                   SCHEDULE II

             Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position              Principal Occupation          Principal Business Address
-----------------              --------------------          --------------------------

CFS Company Ltd,               Nominee Company               P.O. Box 31106 SMB
Director                                                     Grand Cayman, Cayman Islands

Marran H. Ogilvie,             General Counsel,              666 Third Avenue, 26th Floor
Director                       Ramius Capital Group, LLC     New York, NY 10017

Andrew M. Strober,             Chief Financial Officer,      666 Third Avenue, 26th Floor
Director                       Ramius Capital Group, LLC     New York, NY 10017

CSS Corporation, Ltd.,         Nominee Company               666 Third Avenue, 26th Floor
Secretary                                                    New York, NY 10017

                                  SCHEDULE III

Shares purchased by Barington Companies Equity Partners, L.P.

      Date    Number of Shares   Price per Share         Cost(1)
      ----    ----------------   ---------------         -------
      3/5/01          100              $11.50            $1,150.00
      3/6/01         1,500             $11.80           $17,700.00
      3/6/01          100              $11.72            $1,172.00
      3/7/01          250              $11.80            $2,950.00
      3/13/01         750              $12.25            $9,187.50
      4/5/01         1,000             $13.75           $13,750.00
      4/11/01        2,000             $13.50           $27,000.00
      4/11/01        2,000             $13.73           $27,460.00
      4/12/01        2,250             $13.65           $30,712.50
      4/25/01         300              $12.99            $3,897.00
      4/30/01        2,000             $12.75           $25,500.00
      4/30/01        2,000             $12.85           $25,700.00
      5/29/01         500              $13.99            $6,995.00
      6/1/01          500              $14.00            $7,000.00
      6/6/01          300              $14.10            $4,230.00
      6/6/01          800              $14.05           $11,240.00
      6/8/01         3,500             $14.00           $49,000.00
      6/20/01        1,500             $14.00           $21,000.00
      6/20/01         500              $13.95            $6,975.00
      6/26/01       12,500             $13.80          $172,500.00
      6/27/01       31,500             $13.80          $434,700.00
      7/25/01        1,000             $13.80           $13,800.00
      8/7/01         1,000             $13.80           $13,800.00
     10/19/01         500              $13.80            $6,900.00
     11/19/01         900              $12.85           $11,565.00
      2/11/03         625              $8.70             $5,437.50
      2/27/03       39,775             $8.78           $349,224.50
      2/28/03         125              $8.75             $1,093.75


--------------------
1 Excludes commissions and other execution-related costs.

Shares purchased by Jewelcor Management, Inc.

       Date     Number of Shares   Price per Share      Cost(2)
       ----     ----------------   ---------------      -------
      2/11/03         625               $8.70           $5,437.50
      2/27/03       39,775              $8.78         $349,224.50
      2/28/03         125               $8.75           $1,093.75

Shares purchased by RCG Ambrose Master Trust, Ltd.

       Date     Number of Shares   Price per Share       Cost(3)
       ----     ----------------   ---------------       ------
      2/11/03         625               $8.70           $5,437.50
      2/27/03       39,775              $8.78         $349,224.50
      2/28/03         125               $8.75           $1,093.75

 Shares purchased by Ramius Securities LLC

       Date     Number of Shares   Price per Share       Cost(4)
       ----     ----------------   ---------------       -------
      3/6/01         1,250              $11.80         $17,700.00
      3/6/01          100               $11.72          $1,172.00
      3/7/01          250               $11.80          $2,950.00
      3/13/01         750               $12.25          $9,187.50
      4/5/01         1,000              $13.75         $13,750.00
      4/11/01        2,000              $13.50         $27,000.00
      4/11/01        2,000              $13.73         $27,460.00
      4/12/01        2,250              $13.65         $30,712.50
      4/30/01        2,000              $12.85         $25,700.00
      5/31/01         500               $14.00          $7,000.00
      6/1/01          500               $14.00          $7,000.00
      6/6/01          300               $14.10          $4,230.00
      6/8/01         3,500              $14.00         $49,000.00
      6/14/01         200               $13.90          $2,780.00
      6/20/01        1,500              $14.00         $21,000.00
      6/25/01         400               $13.80          $5,520.00
      6/26/01       12,400              $13.80        $171,120.00
      6/27/01       31,400              $13.80        $433,320.00
      8/13/01         500               $13.80          $6,900.00
      12/7/01        6,000              18.05         $108,288.00
      2/11/03         625               $8.70           $5,437.50
      2/27/03       39,775              $8.78         $349,224.50
      2/28/03         125               $8.75           $1,093.75

-------------------
2    Excludes commissions and other execution-related costs.

3    Excludes commissions and other execution-related costs.

4    Excludes commissions and other execution-related costs.

EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Schedule 13D") to which this Agreement is attached as an exhibit, and agree that such
Schedule 13D, as so filed, is filed on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  March 7, 2003

                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By Barington Companies Investors, LLC, its general partner


                        By  /s/ Ronald Gross
                           -------------------------------
                           Name:  Ronald Gross
                           Title: Executive Vice President


                        JEWELCOR MANAGEMENT, INC.



                        By  /s/ Richard Huffsmith
                           -------------------------------
                           Name:  Richard Huffsmith
                           Title: Vice President and General Counsel


                        RCG AMBROSE MASTER FUND, LTD.



                        By  /s/ Morgan B. Stark
                           -------------------------------
                           Name:  Morgan B. Stark
                           Title: Investment Manager


                        RAMIUS SECURITIES, LLC
                        By Ramius Capital Group, LLC, its managing member


                        By  /s/ Morgan B. Stark
                           -------------------------------
                           Name:  Morgan B. Stark
                           Title: Managing Member